UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________________

Amendment No. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Hunter Maritime Acquisition Corp.
(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))

Class A Common Shares
(Title of Class of Securities)

Y37828111
 (CUSIP Number of Class of Securities)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
011-323-247-59-11
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Gary J. Wolfe, Esq.
Robert E. Lustrin, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

CALCULATION OF FILING FEE

Transaction Value: $143,502,637.50*	Amount of Filing Fee: $17,392.52**
* Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 14,173,100 outstanding Class A common shares of Hunter Maritime Acquisition Corp., par value $0.0001 per share, at the tender offer price of $10.125 per share.

**The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $121.20 for each $1,000,000 of the value of the transaction. $17,177.80 of this fee was previously paid in connection with the initial filing of the Schedule TO on October 5, 2018.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4
[ ]	Going-private transaction subject to Rule 13e-4
[ ]	Amendment to Schedule 13D under Rule 13d-2
[ ]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

AMENDMENT NO. 1 TO SCHEDULE TO

INTRODUCTORY STATEMENT

 Hunter Maritime Acquisition Corp., a  Marshall Islands corporation (the "Company"), hereby amends and supplements itsTender Offer Statement on Schedule TO originally filed by the Company with the Securities and Exchange Commission (the "SEC") on October 5, 2018 (together with any amendments thereto, the "Schedule TO"). The Schedule TO, as amended by this Amendment No. 1 to the Schedule TO ("Amendment No. 1"), relates to the Company's offer to purchase for cash up to 14,173,100 of its Class A shares, par value $0.0001 per share ("Class A common shares"), at a price of $10.125 per share, net to the seller in cash for an aggregate purchase price of up to $143,502,637.50. The Company's offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase,  originally dated October 5, 2018 (the "Offer to Purchase"), as supplemented by the Supplement to Offer to Purchase dated October 23, 2018 (the "Supplement"), and the Amended and Restated Letter of Transmittal (the "Letter of Transmittal"), which, as further amended, restated or supplemented from time to time, together constitute the offer (the "Offer"). The Offer expires at 5:00 p.m. New York City Time on Tuesday, November 6, 2018, unless extended or earlier terminated by the Company.

This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Supplement and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.

The purpose of this Amendment No. 1 is to file as an exhibit (i) the Supplement and (ii) a press release announcing the increase in the purchase price per Class A common share in the Offer from $10.00 to $10.125 net to the seller in cash (the "Amended Purchase Price") and the Monthly Extension Contribution (as defined in the Supplement). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

All information in the Supplement is hereby expressly incorporated by reference in response to all of the items in this Schedule TO. Such information amends and supplements the information previously incorporated by reference in this Schedule TO.

Items 1 through 11.

On October 23, 2018, the Company issued a press release announcing the Amended Purchase Price and the Monthly Extension Contribution. A copy of the press release is filed as Exhibit (a)(5)(B) to this Amendment No. 1 and is incorporated herein by reference.

Item 12.          Exhibits

Item 12 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(1)(D)	Supplement No. 1 to Offer to Purchase dated October 23, 2018
(a)(1)(E)
Amended and Restated Letter of Transmittal To Tender Class A Common Shares (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(F)	Supplement to Proxy Solicitation Materials dated October 23, 2018 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 23, 2018).
(a)(5)(B)	Press release, dated October 23, 2018

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUNTER MARITIME ACQUISITION CORP.

/s/ Ludovic Saverys
Name: Ludovic Saverys
Title: Chief Financial Officer

Dated: October 23, 2018

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated October 5, 2018.

(a)(1)(B)*	Letter of Transmittal To Tender Class A Common Shares (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Proxy Solicitation Materials dated October 5, 2018 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 5, 2018).

(a)(1)(D)
Amended and Restated Letter of Transmittal To Tender Class A Common Shares (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(E)	Supplement to Offer to Purchase dated October 23, 2018,

(a)(1)(F)	Supplement to Proxy Solicitation Materials dated October 23, 2018 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 23, 2018).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press release, dated October 5, 2018.

(a)(5)(B)	Press release, dated October 23, 2018.

(b)	Not applicable.

(d)(1)*
Underwriting Agreement, dated November 18, 2016, by and between the Company and Morgan Stanley & Co. LLC, as representative of the several underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(2)*
Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.2 to the Amendment No. 2 to the Registration Statement on Form F-1 of Hunter Maritime Acquisition Corp., filed with the Commission on November 14, 2016).

(d)(3)*
Registration Rights Agreement, dated November 18, 2016, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(4)*
Letter Agreement, dated November 18, 2016, by and among the Company, the Sponsor, Marc Saverys, Alexander Saverys, Ludovic Saverys, Benoit Timmermans and Thomas Rehder (incorporated by reference to Exhibit 10.2 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(5)*
Investment Management Trust Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.3 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(6)*
Warrant Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 10.3 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(7)*
Sponsor Warrants Purchase Agreement, dated November 18, 2016, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.3 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(8)*
Agreement and Plan of Merger, dated October 5, 2018, by and among the Company, NCF Wealth Holdings Limited, Zhenxin Zhang, and Hunter Maritime (BVI) Limited, 2018 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 5, 2018).

(d)(9)*
Securities Purchase Agreement, dated September 27, 2018, by and between Bocimar Hunter NV and CMB NV (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 5, 2018).

(d)(10)*
Joinder Agreement With Respect to the Letter Agreement, dated September 27, 2018, by and among the Company, Marc Saverys, Alexander Saverys, Ludovic Saverys, Benoit Timmermans and Thomas Rehder, Bocimar Hunter NV and CMB NV (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 5, 2018).

(d)(11)*
Joinder Agreement With Respect to the Registration Rights Agreement, dated September 27, 2018, by and among the Company, Bocimar Hunter NV and CMB NV (incorporated by reference to Exhibit 99.3 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 5, 2018).

(d)(12)*
Agreement With Respect to Warrant Agreement, dated September 27, 2018, by and between the Company, CMB NV, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 99.4 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 5, 2018).

(d)(13)*
Assignment of Registration Rights, dated September 27, 2018, by and between Bocimar Hunter NV and CMB NV (incorporated by reference to Exhibit 99.5 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 5, 2018).

(d)(14)*
Assignment of Warrants, dated September 27, 2018, by and between Bocimar Hunter NV and CMB NV (incorporated by reference to Exhibit 99.6 to the Form 6-K filed by Hunter Maritime Acquisition Corp. on October 5, 2018).

(g)	Not applicable.

(h)	Not applicable.

*   Previously filed.